787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 19, 2009

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Equity Funds
Registration Statement on Form N-14 Filed on July 22, 2009 (the “Registration Statement”)
Securities Act File No. 333-160742

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SunAmerica Value Fund (the “Value Fund”), a series of the Registrant, of all of the assets and liabilities of the Focused Large-Cap Value Portfolio (the “Large-Cap Value Portfolio” and together with the Value Fund, the “Funds” and each, a “Fund”), a series of SunAmerica Focused Series, Inc., in exchange for Class A, Class B and Class C shares of the Value Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:    Please provide the accounting survivor analysis for the Reorganization.

Response:    The following is an analysis concluding the accounting and performance survivor for the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper

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in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

August 19, 2009

identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. Both Funds are currently advised by SAAMCo and managed by Steven Neimeth, Senior Vice President at SAAMCo. SAAMCo will continue to serve as the investment adviser to the Combined Fund and Mr. Neimeth will continue to serve as the portfolio manager of the Combined Fund following the Reorganization.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Value Fund and thus it is anticipated that the portfolio composition of the Combined Fund will most resemble that of the historical portfolio composition structure of the Value Fund.

Investment Objectives, Policies and Restrictions: The investment objectives of both Funds are identical (i.e. long-term growth of capital). Each of the Funds also follows a “value” oriented philosophy; however, the Funds may use different investment strategies and techniques to achieve their respective goals. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on page 8 of the Combined Proxy Statement/Prospectus under “Investment Objectives and Principal Investment Strategies – Comparison.” The investment objectives, policies and restrictions of the Value Fund will be those of the Combined Fund.

Expense Structure: The expense structure of both Funds is similar. The expense structure of Value Fund will be the expense structure of the Combined Fund.

Asset Size: As of March 31, 2009, the Value Fund had net assets of $79,622,911 while the Large-Cap Value Portfolio had net assets of $66,527,064.

For these reasons, the Value Fund will be the accounting and performance survivor. The portfolio management structure; portfolio composition; investment objectives, policies and restrictions and expense structure of the Combined Fund will be those of the Value Fund. The Value Fund also has more assets than the Large-Cap Value Portfolio.

Comment No. 2:    In the discussions relating to a Fund’s non-diversified status, please do not use the term “concentrating” in describing the risks associated with such status.

Response:    References in the Registration Statement to the term “concentrating” in connection with a Fund’s non-diversified status have been replaced with the term “investing a higher percentage of assets.”

Comment No. 3:    In the disclosure relating to the Funds engaging in active trading of securities, please revise the discussion relating to high portfolio turnover and the tax consequences associated with it to reflect plain English.

Jim O’Connor, Esq.

August 19, 2009

Response:    The paragraph discussing active trading, high portfolio turnover and associated tax consequences has been revised to reflect plain English.

Comment No. 4:    Under the requirements of Form N-1A, the expense percentages disclosed in the fee table should be based on amounts incurred during a Fund’s most recent fiscal year. Please explain the reason for basing the expense percentages disclosed in the fee table on amounts incurred during the 12-month period ended March 31, 2009.

Response:    Due to a decline in Fund asset levels, the expense ratios based on amounts incurred during the 12-month period ended March 31, 2009 are materially different than the expense ratios based on amounts incurred during each Fund’s most recent fiscal year (year ended September 30, 2008 or October 31, 2008, as applicable). As a result of such material difference, the Registrant believes that the presentment of expense ratios based on amounts incurred as of a more recent date than the fiscal year end is more informative to shareholders. The Registrant has also added disclosure to the introductory paragraph to the fee table clarifying that the expense ratios are based on fees and expenses incurred during the 12-month period ended March 31, 2009, which may be different than annualized expense ratios that are based on fees and expenses incurred during the six-month period ended March 31, 2009.

Comment No. 5:    With respect to the fee table, please confirm that any acquired fund fees and expenses for a Fund did not exceed one basis point (if greater than one basis point more disclosure about these expenses would be required).

Response:    Neither Fund incurred acquired fund fees and expenses of greater than one basis point.

Comment No. 6:    Please add disclosure to the footnote to the fee table regarding the Expense Limitation Agreement noting that such agreement excludes extraordinary expenses and acquired fund fees and expenses.

Response:    The following sentence has been added to the footnote regarding the Expense Limitation Agreement: “For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses.”

Comment No. 7:    With respect to the expense recoupments reflected in the fee table, please confirm that the only expenses being recouped from a Pro Forma Combined Fund are those of the Value Fund.

Response:    The only expenses shown as recouped from a Pro Forma Combined Fund are those of the Value Fund.

Comment No. 8:    With respect to the management fee rate presented for the Large-Cap Value Portfolio in the fee table, please note that it is permissible to show a fund’s recently changed management fee rate, instead of a blended management fee rate.

Response:    The Registrant has revised the fee table to reflect the Large-Cap Value Portfolio’s current annual management fee rate of 0.75% of average daily net assets. The Registrant has also added

Jim O’Connor, Esq.

August 19, 2009

disclosure to the applicable footnote noting the prior management fee rate and the blended management fee rate for the 12-month period ended March 31, 2009.

Comment No. 9:    Please confirm that the expense examples in the Registration Statement take into account any applicable contractual expense limitation.

Response:    The expense examples contained in the Registration Statement take into account all applicable contractual expense limitations.

Comment No. 10:    Please provide further disclosure regarding the approximate percentage of Large-Cap Value Portfolio portfolio holdings that are expected to be sold in connection with the Reorganization. Please also disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains that will result from this expected sale of a portion of the portfolio holdings.

Response:    Management does not anticipate that any material amount of Large-Cap Value Portfolio portfolio securities will be sold in connection with the Reorganization. However, the portfolio manager of the Value Fund may dispose of a portion of the Focused Large-Cap Value Portfolio’s portfolio holdings following the closing of the Reorganization in order to rebalance the Combined Fund’s portfolio, and disclosure has been added to such effect. Disclosure has also been added to the section entitled “Information About the Reorganization – Material Federal U.S. Income Tax Consequences of the Reorganization” stating that no material transactions costs or material amount of capital gains are expected to be incurred or distributed as a result of any such sales.

Comment No. 11:     Please include a pro forma adjustments column in the Capitalization table.

Response:    The requested disclosure has been added.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/Elliot J. Gluck

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Jack D. Cohen, Esq., Willkie Farr & Gallagher LLP